UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 13, 2015

Commission File Number : 000-30354

HONG KONG TELEVISION NETWORK LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒    Form 20-F   ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hong Kong Television Network Limited (the “Company”) is furnishing under cover of Form 6-K an announcement dated April 13, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONG KONG TELEVISION NETWORK LIMITED

By:	/s/ Wong Nga Lai, Alice
	Name:	Wong Nga Lai, Alice
	Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: April 13, 2015

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT

The board of Directors (the “Board”) of Hong Kong Television Network Limited (the “Company”) announces that the Company has today sent to the board of directors of Asia Television Limited (“ATV”) a written proposal (“Proposal”) regarding the possible broadcasting of certain drama programmes, variety and infotainment programmes of the Company and/or any of its subsidiaries (“TV Programmes”) via ATV, which is subject to the entering into between the parties a formal written agreement.

As at the date of this announcement, neither the Company nor its representatives has entered into any discussion or negotiation in relation to the Proposal with ATV, its shareholders, or the Joint and Several Managers of ATV appointed by the High Court of Hong Kong Special Administrative Regions and therefore, the Company does not know whether the Proposal is of interest to ATV or its stakeholders. For the avoidance of doubt, no agreement or agreement in principle or understanding has been reached between the parties with regard to the Proposal.

In summary, the Proposal envisages, if the parties enter into a formal written agreement, (i) the Company prepares to provide 1,000 hours of TV Programmes to ATV for broadcasting, (ii) ATV to broadcast the TV Programmes via ATV’s Home Channel (Channel 1 (Analogue Services) and Channel 11 (Digital Services)) simultaneously for a total of four hours per day (“Broadcasting”) for the period up to 31 December 2015 (or earlier, if ATV is no longer able to operate its domestic free television programme service licence) and (iii) to engage the Company (or its nominee) as ATV’s sole and exclusive sales agent to solicit, determine and arrange advertising in connection with the Broadcasting and to collect and receive the corresponding advertising revenue on behalf of ATV. Under the Proposal, the Company will be paid a licence fee for the TV Programmes, which will be based on 50% of the monthly advertising revenue in connection with the Broadcasting. In this connection, the Company will underwrite a minimum sum so that ATV can expect to receive a minimum amount of HK$5,000,000 for each full calendar month in connection with the Broadcasting. The Proposal shall lapse at 17:00 on 20 April 2015, after which the Company will not engage in further discussions in this regard.

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The Proposal is subject to a formal written agreement to be agreed and entered into between the parties and may or may not materialize. Further, it is expected that the formal agreement will be subject to certain other conditions (including any necessary approval) which may or may not be met or fulfilled.

It should be noted that the Company does not know whether the Proposal is of interest to ATV or its stakeholders and whether any agreement or agreement in principle or understanding can be reached with regard to the Proposal. Accordingly, shareholders of the Company and/or investors are advised to exercise extreme caution in assessing the Proposal and its possible materialisation when dealing in the Company’s securities.

By Order of the Board Hong Kong Television Network Limited Wong Wai Kay, Ricky Chairman

Hong Kong, 13 April 2015

As at the date of this announcement, the Executive Directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Ms. To Wai Bing (Chief Executive Officer), Ms. Wong Nga Lai, Alice (Chief Financial Officer); and the Independent Non-executive Directors are Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin.

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